Mr. David J. Wolenski
October 17, 1996
Page 3






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                      PROMISSORY NOTE EXTENSION


                        October 17, 1996


Mr. David J. Wolenski
President and Chief Executive Officer
Ozo Diversified Automation, Inc.
7450 East Jewell Avenue
Suite A
Denver, Colorado 80231

Dear David:

      As you are aware, Ozo Diversified Automation, Inc. ("Ozo") borrowed $100,000.00, in the aggregate, from the undersigned as evidenced by Promissory Notes dated April 1, 1996 (collectively, the "Notes"). The principal sum of the Notes, with all accrued interest, became due on September 30, 1996. Ozo was unable to pay the Notes. In consideration for the undersigned not making demand on the Notes, and exercising any and all legal rights available to them with respect to such Notes and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, Ozo and the undersigned agree as follows:

     1. Ozo has, or will pay, all accrued and unpaid interest due with respect to the Notes.

     2. As of this date, the Notes will bear interest, until paid in full, at 12% per annum.

     3. The entire principal sum, with all accrued interest, on the Notes, shall be due on or before October 30, 1996.

     4.   Ozo will arrange to have issued to the undersigned Common
          Stock Purchase Warrants to purchase an aggregate of 15,000 shares of the Company's common stock, $.10 par value per share (the "Common Stock"). The Basic Exercise Price (as defined in the Common Stock Purchase Warrants) shall be $.75 per share, the market price of such Common Stock on October 1, 1996.

     5. Ozo shall cause each of the Company's directors, other than David W. Orthman and David J. Wolenski, to resign from the Company's Board of Directors. The remaining directors shall appoint as replacements Al Katz and Scott Salpeter, such that the Board of Directors of the Company shall consist of Al Katz, Scott Salpeter, David W. Orthman and David J. Wolenski, with Al Katz being the Chairman of the Board of Directors. Management of Ozo will arrange to have each of Ozo's directors, officers, and principal shareholders who are not directors and officers of Ozo, sign letter agreements agreeing to vote any and all shares of the Company's Common Stock owned by them in favor of Mr. Salpeter and Mr. Katz serving as directors of the Company, from the date hereof until October 10, 1997. At the discretion of the Board of Directors, a fifth director may be appointed provided the appointment of such director is approved by three of the four members of the Board of Directors.


      Assuming this letter accurately memorializes the terms of our Agreement, please acknowledge your agreement below. Please return five (5) copies of the signed Agreement to the undersigned, along with the signed Common Stock Purchase Warrants which are attached hereto.

                                   Sincerely yours,




James S. Cassel                    Steven N. Bronson




Bruce C. Barber                    Lenore Katz



                                   Eric R. Elliott

ACKNOWLEDGED and AGREED as
of October 10, 1996.

OZO DIVERSIFIED AUTOMATION, INC.



By:
  David J. Wolenski, President and Chief
  Executive Officer